SECURITI 04017050 ISSION

SEC FILE NUMBER
8-52937

RECEIVED MAR 2 4 2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

SPARTAN SECURITIES GROUP, LTD. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

405 CENTRAL AVENUE – SUITE 202

(City)	(State)	(Zip Code)
ST. PETERSBURG,	**FLORIDA**	**33701**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICAH ELDRED **(727) 502 - 0508**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PROCESSED
APR 23 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, *MICAH ELDRED,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *SPARTAN SECURITIES GROUP, LTD.*, as of *DECEMBER 31, 2003*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

PRESIDENT
Title

X ____________________
Notary Public

GAIL D. LYNN
Comm# DD0265240
Expires 11/16/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***MICAH ELDRED,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***SPARTAN SECURITIES GROUP, LTD.,*** as of ***DECEMBER 31, 2003***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

PRESIDENT

(Title)

(Notary Public)

GAIL D. LYNN
Comm# DD0265240
Expires 11/18/2007
Bonded thru (800)432-4254
Florida Notary Assn., Inc
NOTARY PUBLIC STATE OF FLORIDA

SPARTAN SECURITIES GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	91,985
Securities owned - at market value (Note 3)		59,620
Due from broker		362,239
Investments owned, non-marketable at cost		10,000
Furniture, fixtures and equipment, at cost,		
less accumulated depreciation of $526 (Note 2f)		4,730
Organization cost - net of accumulated amortization of $27,830 (Note 2e)		29,750
Total assets	$	558,324

LIABILITIES AND CAPITAL

Liabilities:		
Accounts payable	$	6,891
Securities sold, but not yet purchased - at market value (Note 3)		19,320
Total liabilities		26,211
Capital (Note 6)		532,113
Total liabilities and capital	$	558,324

The accompanying notes are an integral part of this statement.

SPARTAN SECURITIES GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1- Nature of Business

Spartan Securities Group, Ltd. (The "Company") is a Florida Limited Partnership conducting business as a broker/dealer in securities. All profits are allocated to individual partner's capital accounts in proportion to their individual interests.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities and is a member of the National Association of Securities Dealers, Inc. (NASD).

Note 2- Summary of Significant Accounting Policies

a) Revenue Recognition
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) Marketable Securities
Marketable securities owned or sold, but not yet purchased by the Company, are reflected at market value with the resulting unrealized gains and losses included in income.

d) Income Taxes
The Company does not pay federal or state income taxes on its taxable income. Instead, the partners are liable for individual income taxes on their respective shares of the Company's taxable income.

e) Organization Costs
Organization costs are being amortized over five years using the straight-line method.

f) Depreciation
Fixed assets are carried at cost and are depreciated over a useful life of five years using the straight-line method.

Note 2- Summary of Significant Accounting Policies (continued)

g) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Marketable Securities Owned and Sold, but Not Yet Purchased

Marketable securities consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet Purchased
Equities	$59,620	$19,320
	$59,620	$19,320

Note 4 - Related Party Transactions

The Company paid $12,500 to Spartan Advisors, a member of the Company, for reimbursement of expenses.

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

SPARTAN SECURITIES GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 5- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company is subject to certain inherent market risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in the financial statements.

Note 6 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company's net capital of $474,639 was $374,639 in excess of its required net capital of $100,000. The Company's capital ratio was 1.45%.

A copy of the Company's Statement of Financial Condition as of December 31, 2003, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Spartan Securities Group, Ltd.
405 Central Avenue, Suite 202
St. Petersburg, FL 33701

Gentlemen:

We have audited the accompanying statement of financial condition of Spartan Securities Group, Ltd. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spartan Securities Group, Ltd. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 5, 2004

SPARTAN SECURITIES GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003